CapStar Financial Holdings, Inc.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

August 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya K. Aldave
Division of Corporation Finance
Office of Financial Services

Re:	CapStar Financial Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-241645)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Friday, August 28, 2020, or as soon thereafter as possible.

The Staff should feel free to contact Neil Grayson or Brittany McIntosh of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (864) 373-2235 or (864) 373-2326, respectively, with any questions or comments.

Sincerely,

CapStar Financial Holdings, Inc.

By:	/s/ Timothy K. Schools
Timothy K. Schools President and Chief Executive Officer